Announcement








                  Company Merrill Lynch International
                  TIDMTTP
                  Headline EMM Disclosure
                  Released 12:58 18 Mar 2003
                  Number 8728I






      FORM 38.5 (SUMMARY)

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Name of EMM Merrill Lynch International
      Date of disclosure 18 March 2003
      Date of dealing 17 March 2003
      Telephone number 020 7996 1038
      Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:
      17 March 2003
      Cambridge Antibody Tech Group - Common
      Oxford Glycosciences Plc - Common
      Morrison (W.M) Supermarkets - Common
      Thistle Hotels Plc - Ordinary
      AMENDMENT
      state which element(s) of previous disclosure was incorrect:
      In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price. For full details of disclosure requirements see Rules
      8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No: 0171 638 0129

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing in Cambridge Antibody Tech Group
      Class of security Common
      Date of disclosure 18 March 2003
      Date of dealing 17 March 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Cambridge Antibody Tech
      Group
      Number of securities purchased 5,000
      Highest price paid* GBP4.00
      Lowest price paid* GBP4.00
      Number of securities sold 2,500
      Highest price paid* GBP3.96
      Lowest price paid* GBP3.96
      *Currency must be stated

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing in Oxford Glycosciences Plc
      Class of security Common
      Date of disclosure 18 March 2003
      Date of dealing 17 March 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Cambridge Antibody Tech
      Group
      Number of securities purchased 459
      Highest price paid* GBP1.87
      Lowest price paid* GBP1.87
      Number of securities sold 12,075
      Highest price paid* GBP1.91
      Lowest price paid* GBP1.90
      *Currency must be stated

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing in Morrison (W.M) Supermarkets
      Class of security Common
      Date of disclosure 18 March 2003
      Date of dealing 17 March 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Trackdean Investments Ltd Number of securities purchased 202,924
      Highest price paid* GBP1.67
      Lowest price paid* GBP1.64
      Number of securities sold 92,641
      Highest price paid* GBP1.68
      Lowest price paid* GBP1.65
      *Currency must be stated

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS Dealing in Thistle Hotels Plc
      Class of security Ordinary
      Date of disclosure 18 March 2003
      Date of dealing 17 March 2003
      Name of EMM Merrill Lynch International
      Name of offeree/offeror with whom connected Thistle Hotels Plc Number of securities purchased 3,000
      Highest price paid* GBP1.21
      Lowest price paid* GBP1.21
      Number of securities sold 1,200
      Highest price paid* GBP1.23
      Lowest price paid* GBP1.23
      *Currency must be stated

END